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August 10, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	Switch, Inc.
Draft Registration Statement on Form S-1
Submitted June 29, 2017
CIK No. 0001710583

Ladies and Gentlemen:

On behalf of our client Switch, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on June 29, 2017 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Thomas Morton, the Company’s President and General Counsel, dated July 26, 2017, and the oral comments from the Staff received July 27, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

August 10, 2017

Cover Page

1.	Clarify that you will be a holding company and that, upon consummation of this offering and the application of the proceeds therefrom, your principal asset will be the Common Units that you purchase from Switch, Ltd. Disclose the resulting percentage economic interest in Switch, Ltd., and explain that the purchasers in this offering will thus indirectly have a minority economic interest in Switch, Ltd. Further, provide the voting power that will be held by the Former Members and Non-Founder Continuing Members following the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus included in Amendment No. 1.

Basis of Presentation

Organizational Structure, page iii

2.	You refer to the diagram on page 57 depicting your organizational structure after giving effect to the Transactions. Please provide the diagram here. Further, for context and comparative purposes, please also provide a diagram depicting your organizational structure before giving effect to the Transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to include the diagram depicting the Company’s organizational structure immediately after the offering. Given the simplicity of the structure prior to the offering, the Company also has revised the disclosure on page 9 of Amendment No. 1 to describe the pre-offering organizational structure, without including a separate diagram.

Prospectus Summary

Company Snapshot, page 3

3.	You define your churn rate as the reduction in recurring revenue “attributed to customer terminations” as a percentage of revenue at the beginning of the period. Your disclosure on page 31, however, indicates that the churn rate does not capture recurring revenue that is lost through non-renewal of expired contracts. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 108 of Amendment No. 1.

August 10, 2017

Our Market Opportunity, page 4

4.	On page 3, you disclose a number of statistics that derive from “industry sources.” Please revise to disclose the identities of these sources and the titles and dates of their studies or reports. Further, please confirm that you did not commission any of these studies or reports for use in connection with this registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3-4 and 109 of Amendment No. 1. The Company is also supplementally providing these sources to the Staff under cover of a separate letter.

Additionally, the Company confirms that it has not commissioned any of these studies or reports for use in connection with the Draft Submission.

5.	You state that the public cloud is “not optimally suited to support” the growth in mission critical enterprise data applications and is “not an ideal solution” for the storage of that data. On page 31, however, you disclose that demand for public cloud solutions is “rapidly growing,” and on pages 6 and 106, you express your plan to enter into strategic partnerships with public cloud providers instead of “simply acting as an ‘on ramp’ to the public cloud.” To provide context, please describe the relative advantages of the public cloud and the circumstances that could materially change your assumptions regarding its competitiveness.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 6-7, 109 and 113-114 of Amendment No. 1.

Our Competitive Strengths, page 5

6.	You state on page 6 that your customers “tend to increase their spending with [you] over time.” To substantiate this claim, you disclose on page 115 that customers whose first full year of operations with you was 2013 “grew at a CAGR of 25% between 2013 and 2016.” Please contextualize this statement by providing the percentage of existing customers that increased spending as well as the average increase in spending for each fiscal year presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of Amendment No. 1.

August 10, 2017

Our Growth Strategy, page 6

7.	We note your intention to expand into new geographies and your belief that your Switch MOD design “expands your addressable market opportunity” by enabling you to rapidly build data centers with a single-user configuration. On page 38, however, you disclose the limitations imposed by your joint venture agreement with SUPERNAP International, S.A., including the requirement to grant your joint venture the reasonable opportunity to reach an agreement with a customer to develop a colocation facility prior to entering an agreement with such customer to develop a single-user facility outside the United States and the apparent stipulation that any colocation data center located outside the United States is subject to SUPERNAP International, S.A.’s license rights. You caution that this arrangement “may prevent [you] from pursuing otherwise attractive and potentially lucrative international expansion opportunities.” Please revise your disclosures here to briefly describe the constraints on your international growth.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 113 of Amendment No. 1. Supplementally, the Company advises the Staff that its primary focus is on growth in the United States.

8.	You state that your ecosystem connects “more than 100 cloud and managed service providers, 700 customers and 50 telecommunications providers.” As it appears that the cloud and managed service providers and the telecommunications providers are also your customers, please reconcile this with your disclosure on pages 19, 66, and 79 that you had 782 customers as of the three months ended March 31, 2017, or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 113 of Amendment No. 1.

Summary of the Transactions, page 9

9.	Please revise to briefly describe the purpose of and benefits from your reorganization structure to you and to the Continuing Members. Further, clarify that the Transactions will result in an Up-C structure and summarize the implications of this structure for the purchasers in this offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 59 of Amendment No. 1.

10.	We note that one of the transactions involves the Former Members exchanging their Common Units for shares of Class A Common Stock on a one-to-one basis. With respect to this exchange, please advise of the exemption from registration being relied upon. Further, please advise of the basis for determining not to file the exchange agreement as an exhibit.

August 10, 2017

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the exchange of Common Units for shares of Class A common stock (the “Exchange”) is a transaction “not involving any public offering” and is therefore exempt from registration under Section 4(a)(2) of the Securities Act, and more specifically Rule 506 of Regulation D. While a final determination has not been made in regards to which existing members of the Company will become Former Members and participate in the Exchange, the Company notes the following:

•	In connection with the Company’s IPO, Switch, Ltd. is amending and restating its operating agreement to provide, among other things, that Original Members have the right to redeem their Common Units from time to time, at their option, of Switch, Ltd. in exchange for, at the Company’s election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock. At the time of the Exchange, the Former Members will not be required to pay any additional consideration for the Class A common stock. Moreover, receipt of the Class A common stock will not result in any change in the economic risk of the investment of the Former Member in the underlying assets of the Company because the resulting share of Class A common stock will represent the same percentage right to the pool of assets held by Switch, Ltd. as does one Common Unit.

•	In light of the foregoing, any Former Member participating in the Exchange will have a pre-existing relationship with the Company resulting from such member’s membership interest in Switch, Ltd. and/or such member’s position as an employee of Switch. The Company expects the majority of the Former Members participating in the Exchange to be employees of Switch, Ltd. By relying on these pre-existing relationships, the Company will not use any form of general solicitation or general advertising in connection with the Exchange. Moreover, the Company notes that even if the Registration Statement is publicly filed prior to the Exchange, the Registration Statement will not have been used to solicit the participation of the Former Members given these pre-existing relationships.

•	While the number of participants in the Exchange has not yet been determined, the Company does not expect the participants to include more than 35 unaccredited investors.

•	To the extent the Company expects any unaccredited investors to participate in the Exchange, the Company intends to provide such unaccredited investors the type of information required by Rule 502(b)(2) of the Securities Act.

August 10, 2017

•	The Company also intends to take action to confirm that each unaccredited investor, if any, participating in the Exchange has sufficient knowledge and experience in financial and business matters to enable such investor to evaluate the merits and risks of the Exchange.

•	Any shares of Class A common stock issued to Former Members in the Exchange will be treated as restricted securities and not subject to resale by the holder without registration under the Securities Act or an exemption from registration.

Based on the foregoing, the Company respectfully submits that the issuance of shares of its Class A common stock in the Exchange does not constitute a public offering of securities and should be exempt from the registration requirements of the Securities Act.

In addition, the Company advises the Staff that the terms and conditions that govern the Exchange will be contained in the Fifth Amended and Restated Operating Agreement of Switch, Ltd., which the Company intends to file as an exhibit to the Registration Statement in a future filing.

The Offering, page 12

11.	Please disclose the combined voting power of the Original Members, as well as the combined voting power of the Former Members, following the offering, as provided on page 56. Further, disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A, Class B, or Class C Common Stock following the offering.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 1. These combined voting powers will be included in a subsequent amendment to the Registration Statement.

Risk Factors

Risks Related to Our Business

“We may not generate sufficient cash flow to meet our debt service . . . ,” page 24

12.	Please revise to disclose that you have pledged substantially all your assets under the term loan and revolving credit facility and specify the material financial and nonfinancial covenants to which you are subject. In this regard, we note your disclosure on page 156.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1.

August 10, 2017

“Increased power costs and limited availability of power resources . . . ,” page 25

13.	Please revise to disclose the extent to which seasonality heightens this risk, as you state on page 90 that your cost of revenue “has tended to be seasonal with increased costs primarily in the summer months due to increased energy costs.” Further, to the extent material, revise to discuss how your commitment to 100% renewable power serves, or may serve, as a cost disadvantage.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No. 1.

“We generate significant revenue from data centers located in one location . . . ,” page 26

14.	You disclose that your data centers located in Las Vegas represented 95.9% of your revenue during the three months ended March 31, 2017. In this regard, we note your disclosure on page 111 that your facilities on the Citadel Campus and the Pyramid Campus have been operational since November 2016 and June 2016, respectively, and on page 122 that these facilities have current utilization rates of 55% and 21%, respectively. To the extent material, please revise to explain whether there are other factors besides power capacity that have limited the revenues that you derive from these new facilities. If they still require significant capital investment to reach “full-build out,” please revise here and the chart on page 122 to clarify that fact.

Response:

In response to the Staff’s comment, the Company has added disclosures to pages 27 and 129 of Amendment No. 1.

“We have government customers, which subjects us to risks including early . . . ,” page 33

15.	You state that you derive “some” revenue from contracts with the U.S., state and local governments. We presume that this percentage is immaterial. Please clarify.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that revenue from contracts with U.S., state and local governments comprised less than 2% of revenue for Switch, Ltd. for each of the three months ended March 31, 2017 and the year ended December 31, 2016. The Company believes this percentage of revenue is immaterial and therefore does not require further disclosure in Amendment No. 1.

August 10, 2017

Risks Related to This Offering and Ownership of Our Class A Common Stock, page 44

16.	Please add a risk factor highlighting that your amended and restated articles of incorporation will contain an exclusive forum provision for the Eighth Judicial District of Clark County, Nevada. In this regard, we note your disclosure on page 150.

Response:

In response to the Staff’s comment, the Company has added a risk factor on page 54 of Amendment No. 1.

“Our anti-takeover provisions could prevent or delay a change in control . . . ,” page 47

17.	You disclose that provisions in your governing documents will limit the ability of stockholders to amend your bylaws. Please clarify that amendment of your bylaws and certain provisions of your articles of incorporation would require the affirmative vote of the holders of at least two-thirds of the votes outstanding. In this regard, we note your discussion on page 153.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

The Transactions

Transactions, page 54

18.	We note that in connection with the closing of this offering, you will among other things, split the number of authorized, issued and outstanding Common Units. If you do so, please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. We refer you to SAB Topic 4(C).

Response:

The Company acknowledges the Staff’s comment and confirms that, if it splits the number of authorized, issued and outstanding Common Units, it will revise its financial statements and disclosures throughout the filing to give retroactive effect to the split in accordance with SAB Topic 4(C).

Organizational Structure Following this Offering, page 55

19.	Please revise your diagram on page 57 to indicate the nature of the Switch, Inc. voting control interest in Switch, Ltd. and how that interest will be acquired after giving effect to the Transactions. Also revise to disclose the nature of the voting distinctions between Managing Member Common Units and the Continuing Members’ Common Units.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has revised the diagram on pages 11 and 62 of Amendment No. 1. Supplementally, the Company advises the Staff that Switch, Ltd. will have only one class of units, the Common Units, which will be held by the Company and the Continuing Members. The Common Units represent an economic interest in Switch, Ltd. but have no voting interest in Switch, Ltd. At the election of the Continuing Members and concurrent with this offering, the Continuing Members will appoint the Company as the managing member of Switch, Ltd., which will have the effect of allowing the Company to control the business and affairs of Switch, Ltd. irrespective of its Common Unit ownership interest.

20.	Please revise your disclosures to define an economic interest in Common Units of Switch, Ltd. In this regard, disclose the rationale behind Switch, Inc. as the managing member having control of Switch, Ltd. yet holding what appears to be a “non-controlling” minority economic interest.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1. Supplementally, the Company advises the Staff that, while the Continuing Members will hold non-voting interests in Switch, Ltd., concurrent with this offering they are obtaining a controlling voting interest in the Company in the form of the Class B common stock and Class C common stock. This controlling voting interest in the Company will allow the Continuing Members (and in particular the Founder Continuing Members) to control any matters presented to the stockholders of the Company for approval, including, among other things, the election of directors. As a result, while the Company will be the managing member of Switch, Ltd. with principal control over Switch, Ltd.’s business and affairs, the Continuing Members will continue to possess an indirect level of control over Switch, Ltd. through their ownership of the Company.

The Company respectfully advises the Staff that it will complete a formal analysis and consider the consolidation guidance in ASC 810-10-25 when the Transactions have been completed and will include the appropriate disclosures in its financial statements at that time.

Use of Proceeds, page 58

21.

We understand that you intend to use all the net proceeds to acquire Common Units from Switch, Ltd. and that you intend to cause Switch, Ltd. to use the proceeds it receives for the repayment of debt or the acquisition of complementary businesses or technologies. You otherwise indicate that you intend to cause the proceeds to be used for general corporate purposes and working capital. To the extent known, please provide the amount of net proceeds that will be allocated to debt repayment, the acquisition of complementary businesses or technologies, and other general corporate purposes, and clarify what else may be included in “general corporate purposes.” Further, it is

August 10, 2017

unclear whether a portion of the net proceeds could be used to make cash payments to the Continuing Members pursuant to the Tax Receivable Agreement. Please advise. This section does not require disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. If a material amount of the proceeds is to be used for debt repayment, please provide the disclosure required by Instruction 4 to Item 504.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1. To the extent the Company subsequently identifies with greater specificity any material uses, it will update the disclosure in a subsequent amendment to the Registration Statement accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 69

22.	Please clarify why the acceleration of vesting of incentive units and the conversion of incentive units into Common Units will only be presented in the unaudited pro forma consolidated balance sheets. Tell us whether there will be an impact on the pro forma income statement and pro forma earnings per share amounts as well as any related tax effect.

Response:

The Company supplementally advises the Staff that the Company has considered the guidance in the SEC Corporate Financial Reporting Manual, Section 3230 Pro Forma Condensed Income Statement, 3230.4 (Section 3230). Per Section 3230, “Adjustments shall give effect to events that are: (a) directly attributable to each specific transaction; (b) factually supportable; and (c) expected to have a continuing impact.” While the charge related to the acceleration of the vesting of incentive units of Switch, Ltd. and the conversion of incentive units of Switch, Ltd. into Common Units is directly attributable to the transaction and factually supportable, the expense is not expected to have a continuing impact on the Company’s income statements. Accordingly, the Company supplementally advises the Staff that the pro forma income statement and earnings per share amounts will not include the accelerated vested incentive units.

23.	We note from your disclosures that due to the uncertainty in the amount and timing of future exchanges of Common Units by the Continuing Members, the unaudited pro forma consolidated financial information assumes that no exchanges of Common Units have occurred and therefore no increases in tax basis in Switch Ltd.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. Please explain whether any tax benefits are expected to be immediately recognized in connection with the initial public offering and if so, describe whether there is any related impact on your pro forma earnings per share amounts that would be material to investors. Tell us what consideration you gave to disclosing in greater detail how you plan to account for the Tax Receivable Agreement in your consolidated financial statements including any impact to earnings per share amounts and reference the specific authoritative guidance.

August 10, 2017

Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it does not currently expect any tax benefit to be immediately recognized in connection with the initial public offering. As disclosed, the tax benefit is created when Continuing Members redeem their Common Units for shares of the Company’s Class A common stock, and the Company is currently unaware of any Continuing Members that intend to engage in a redemption in connection with the initial public offering. In the event the Company becomes aware of any definitive decision by a Continuing Member to engage in such a redemption, the Company would evaluate the impact of such a redemption and provide additional disclosure if the impact was material to the unaudited pro forma financial statements.

The Company also advises the Staff that, at this time the Company cannot predict when, if ever, or in what amounts, if any, Continuing Members may elect to redeem their Common Units, and any attempt to do so would likely be inaccurate and misleading. As a result, the Company has elected to provide investors with an aggregate amount of the potential deferred tax asset and liability assuming (i) all Common Units were exchanged on the same day; (ii) the midpoint of the price range listed on the cover page of the prospectus as the price of the Class A common stock; (iii) a constant corporate tax rate; (iv) that the Company will have sufficient taxable income to fully utilize the tax benefit; and (v) no material changes in tax law. To provide investors further assistance, the Company has also included in the Draft Submission sensitivity disclosure that addresses increases or decreases in the number of Common Units exchanged, as well as increases or decreases in the price per share of the Class A common stock. The Company believes this should provide investors sufficient information to evaluate the potential impacts of the Tax Receivable Agreement.

24.	Please revise your pro forma consolidated financial information to include the impact of any subsequent events, if material. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised, and will continue to do so where applicable, the pro forma consolidated financial information to include the impact of any material subsequent events that have occurred since the prior submissions or filings of the Draft Submission.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 73

25.	Please clarify the nature and terms of the distribution that will be paid to the Original Members in June 2017.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 76-78 of Amendment No. 1.

26.	We note that after the offering and Transactions, you disclose on pages 10 and 56 you plan to consolidate the financial results of Switch, Ltd. into your financial statements. Please provide us with your analysis that supports the consolidation of Switch, Ltd. pursuant to the consolidation guidance in ASC 810-10-25 and revise your disclosure to address the basis for consolidation.

Response:

The Company supplementally advises the Staff that the Company has not yet finalized the various documents for the Transactions, including the Switch Operating Agreement, the Tax Receivable Agreement and the amended and restated articles of incorporation of the Company. The Company expects that the accounting following the Transactions will be similar to the accounting noted in other “Up-C” arrangements, in that Switch, Inc. will be the sole managing member of Switch, Ltd., and as such, Switch, Inc. will have the sole voting power in, and control the management of Switch, Ltd. As a result, Switch, Inc. will consolidate the financial results of Switch, Ltd. and report a non-controlling interest. The Company respectfully advises the Staff that it will complete a formal analysis and consider the consolidation guidance in ASC 810-10-25 when the Transactions have been completed and will include the appropriate disclosures in its financial statements at that time.

27.	We note from your disclosures on page 14 that following this offering, Common Units will be redeemable at the election of such Continuing Members for newly issued shares of Class A common stock on a one-to-one basis (and their shares of Class B Common Stock or Class C Common Stock, as the case may be will be cancelled on a one-to-one basis upon any such issuance). We further note that Switch, Inc.’s board of directors, which will include directors who hold Common Units or are affiliated with holders of Common Units and may include such directors in the future, may, at its option, instead make a cash payment equal to a volume weighted average market price of one share of Class A Common Stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Switch Operating Agreement. Please provide us with your analysis of whether this potential redemption for cash is outside of your control and whether your Class B Common Stock and Class C Common Stock should be classified in mezzanine. Please specifically address in your response how you considered that your Class C shares will be held by entities controlled by your CEO, which will have control over all stockholder decisions because they control a substantial majority of the combined voting power of your common stock. We refer you to ASC 480-10-S99-3A-(3) and (7).

August 10, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including pages 15-16 of Amendment No. 1. The Company respectfully advises the Staff that while certain members of the board of directors of the Company (the “Board”) may have a direct or indirect interest in the redemption of Common Units, following a Continuing Member’s redemption request, the Company’s determination to pay either Class A common stock or cash will be made by the independent members of the Board (within the meaning of the rules of the exchange upon which the Company lists its Class A common stock) who are disinterested. The Company supplementally advises the Staff that the Class B common stock and Class C common stock will not be redeemable; rather, they will be cancelled for no value when the associated Common Unit is exchanged for Class A common stock.

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 77

28.	We note from your disclosures that you assume that the $173.4 million in borrowings from the amended and restated credit agreement incurred in connection with the distribution will be paid in June 2017 to Original Members. Please tell your consideration of presenting pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution but only the amount that exceeds current year’s earnings in addition to historical EPS. In this respect, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. We refer you to SAB Topic 1B.3.

Response:

The Company supplementally advises the Staff that the Company has considered the guidance in SAB Topic 1B.3 in connection with the distribution that was paid on June 30, 2017. The distribution will be reflected in the Switch, Ltd. consolidated financial statements as of and for the six months ended June 30, 2017, which will be included in a subsequent amendment to the Registration Statement. The Company has disclosed in Amendment No. 1 that the distribution was made from borrowings under its amended and restated credit agreement and thus the distribution was not funded or expected to be funded by the proceeds from the initial public offering. The Company has updated the unaudited pro forma consolidated balance sheet as of March 31, 2017 to reflect the distribution and related increase in borrowings as if such distribution had occurred as of January 1, 2017.

The Company acknowledges the Staff’s view provided in SAB Topic 1.B.3 regarding the presentation of pro forma EPS when dividends (in this instance, a distribution to interest holders) exceed current earnings. Given the distribution was made in connection with the Company’s amended and restated credit agreement, and was not in contemplation of or in connection with the initial public offering, the Company respectfully advises the Staff that a pro forma EPS presentation related to the payment of the distribution would not be relevant to a potential investor.

August 10, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 78

29.	Please expand your overview section to address any economic or industry-wide factors relevant to you and to provide insight into material opportunities, challenges and risks, as well as the actions that you are taking to address these opportunities, challenges and risks. For example, consider addressing your ability to grow beyond the Core Campus, your pursuit of single-user data centers as a potential source of new revenue, your ability to enter strategic relationships with public cloud partners, and the impediments to growing your international business. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 84-85 of Amendment No. 1.

Key Metrics and Non-GAAP Financial Measures

Recurring Revenue, page 79

30.	Please explain and disclose how you derived your recurring revenue as contractual revenue under signed contracts in a manner that readily reconciles to your financial statement amounts.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1 to include a reconciliation to revenue reported in our financial statements, the most directly comparable GAAP measure for each period presented.

Results of Operations, page 83

31.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on pages 84 and 86 that the increase in revenue was primarily driven by an increase in the sale of your services to both your existing customers and new customers. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has revised disclosures on pages 90, 91, 92 and 93 of Amendment No. 1.

32.	We note from your disclosures on page 119 that you face pricing pressures and you may be required to lower your prices to remain competitive, which may decrease your margins and adversely affect your business prospects, financial condition and results of operations. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 87 of Amendment No. 1. The Company supplementally advises the Staff that, in the future, pricing pressure may impact the Company’s financial results, but given the growth of the Company, the Company believes that the increase in volume is the most significant factor impacting current results.

Liquidity and Capital Resources, page 91

33.	Please revise your liquidity disclosures to address the Tax Receivable Agreement, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be substantial. This information should also be disclosed in the prospectus summary and in the risk factor on page 40.

Response:

In response to the Staff’s comment, the Company has revised disclosures on pages 9-10, 41, 59 and 97 of Amendment No. 1. As noted in Amendment No. 1, the actual timing and amount of the payments to be made under the Tax Receivable Agreement will vary, but the Company expects them to be significant.

34.	Please revise your liquidity disclosures to address the distribution Switch, Ltd. will make to Original Members in June 2017.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 100 of Amendment No. 1.

35.	Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to disclosing within your liquidity discussion the information required in Rule 4-08 (e) of Regulation S-X.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has added disclosure on page 97 of Amendment No. 1. The Company also respectfully advises the Staff that it has considered and, where it has deemed appropriate, included disclosures on the restrictions of Switch, Ltd. to pay distributions or other payments, including to the Company, in Amendment No. 1.

Contractual Obligations Table, page 94

36.	Please revise your footnotes to the contractual table to indicate that the payments you may be required to make under your Tax Receivable Agreement could be significant and are not reflected in the above table. In addition, revise your footnotes to discuss the distribution that Switch, Ltd. will make to Original Members in June 2017. See the headnote to Item 303(a)(5)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 101 of Amendment No. 1.

Internal Control over Financial Reporting, page 95

37.	Please describe in greater detail the nature of the material weakness, which resulted in recording out of period adjustments to your consolidated financial statements during the year ended December 31, 2016.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

Business

Our Customers, page 115

38.	We note your disclosure on page 78 that your largest customer and its affiliates accounted for 14%, 13%, and 10% of your revenue in fiscal year 2015, fiscal year 2016, and the three months ended March 31, 2017. Item 101(c)(1)(vii) of Regulation S-K requires you to disclose the name of a customer that represents 10% or more of your revenue and whose loss would have a material adverse effect. Please revise or advise.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Executive Compensation

Narrative to Summary Compensation Table, page 129

39.	We note that you paid discretionary cash bonuses to each of your named executive officers based on individual performance in fiscal year 2016. Please revise to disclose the discretionary factors that the compensation committee used to determine the amounts of these awards. Refer to Item 402(o) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 1.

Outstanding Equity Awards at Fiscal Year-End, page 131

40.	We note from your disclosures that you have valued the incentive units as of December 31, 2016 based on the then-fair market value of Switch, Ltd.’s Common Units ($7.71 per unit), as determined by an independent third party valuation firm. Please reconcile this disclosure with your critical accounting policy that indicates the fair values of member equity units are estimated on each grant date by your board of managers considering among other things, contemporaneous valuations prepared by an unrelated third-party valuation firm. Please refer to Question 141.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of Amendment No. 1.

Executive Compensation Arrangements, page 132

41.	Your exhibit index indicates that you do not intend to file Mr. Nacht’s employment arrangement as an exhibit to this registration statement. Please revise and file the offer letter as an exhibit, or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the exhibit index in Amendment No. 1 to include Mr. Nacht’s employment arrangement. The Company will file the arrangement with a subsequent amendment to the Registration Statement.

August 10, 2017

Certain Relationships and Related Party Transactions, page 137

42.	Please disclose the names of each of the Original Members that will be a party to the Switch Operating Agreement and the Registration Rights Agreement. You may include a cross-reference to the disclosure that you provide in the “Glossary” on page iii. Refer to Item 404(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 147 and 150 of Amendment No. 1. In a subsequent amendment to the Registration Statement, the Company will add the names of each Original Member who is a related party within the meaning of Item 404(a)(1) of Regulation S-K and is party to the Switch Operating Agreement and/or the Registration Rights Agreement.

Registration Rights Agreement, page 143

43.	We note from your disclosures that you intend to enter into a Registration Rights Agreement with the Original Members in connection with this offering. Please tell us whether there are any cash penalties associated with the registration rights agreements or penalties resulting from delays in registering your common stock. We refer to ASC 825 20-50-1.

Response:

The Company confirms there are no such cash penalties associated with the Registration Rights Agreement or any penalties resulting from delays in registering its common stock.

Principal Stockholders, page 145

44.	Please disclose the names of any persons who will be the beneficial owners of more than five percent of your Class A, Class B, or Class C Common Stock, and add a column that depicts total voting power held by each person listed in the table. Provide footnote disclosure to the table that describes any relationships with the aforementioned shareholders that render your non-employee directors beneficial owners of your Class A, Class B, or Class C Common Stock pursuant to Rule 13d-3 of the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1 to reflect total voting power held by each person listed in the table. In a subsequent amendment to the Registration Statement, the Company will name the beneficial owners of more than five percent of the Company’s Class A common stock, Class B common stock or Class C common stock, as well as footnote disclosure to describe any relationships with such stockholders that render the Company’s non-employee directors beneficial owners of the Company’s common stock.

August 10, 2017

Switch, Ltd. and Subsidiaries

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-7

45.	Please tell us the amount of depreciation and amortization expense excluded from cost of revenue for each period presented. Explain how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization that is directly attributable to the generation of revenue.

Response:

The Company supplementally advises the Staff that its property and equipment accounting policy on page F-14 discloses that depreciation and amortization expense related to assets used in data center operations is included in cost of revenue. As disclosed in the Company’s consolidated financial statements, total depreciation and amortization expense was $55.4 million and $66.6 million for the years ended December 31, 2015 and 2016, respectively, and $15.3 million and $20.0 million for the three months ended March 31, 2016 and 2017, respectively. The Company supplementally advises the Staff that depreciation and amortization expense of $0.3 million and $0.5 million for the years ended December 31, 2015 and 2016, respectively, and $0.1 million and $0.2 million for the three months ended March 31, 2016 and 2017, respectively, is excluded from cost of revenue as it is not directly attributable to the generation of revenue.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

46.	We note from your disclosures that you have other revenue consisting primarily of certain professional services. Please clarify the nature of the professional services and explain how you recognize these other revenues.

Response:

The Company supplementally advises the Staff that recurring professional services revenue is comprised primarily of technical support services provided to its customers and is billed monthly and recognized in the period the services are provided. Other revenue represents less than 2% of total revenue during the periods presented in the consolidated financial statements. The Company believes this percentage of revenue is immaterial. Accordingly, the Company has revised its disclosure on pages 83, 87, 103 and F-15 of Amendment No. 1.

47.	We note that non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the expected life of the installation, which was 73 months as of December 31, 2016. Please tell us your consideration of disclosing the expected life of the installation for each period presented. In addition, please explain the relationship of the installation expected life to your range of customer contract years.

August 10, 2017

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-15 of the expected life of installation for each period presented in the consolidated financial statements included in Amendment No. 1. The Company supplementally advises the Staff that the Company’s expected installation life is determined based on (i) the weighted-average term of new contracts entered into during the period with its customers, plus (ii) the average term of contract renewals entered into during the period with its existing customers.

48.	We note that revenue from connectivity services is recognized on a gross basis in accordance with the accounting standard related to reporting revenue gross as a principal versus net as an agent, primarily because the Company acts as the principal in the transactions, takes title to services and bears credit risk. Please describe the significant terms of your arrangements and provide us with an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

Response:

The Company supplementally advises the Staff that the Company has considered the factors outlined in ASC 605-45-45 in determining that it is the principal in the transactions related to connectivity services and appropriately reports its connectivity services revenue on a gross basis. The colocation facilities agreements that the Company enters into with each customer state that one or more third-party telecommunications carriers (each, a “Carrier”) will provide these types of services to the customer through the Company or that the services can be procured directly by the customer. If these types of services are provided to the customer by one or more Carriers through the Company, the Company will contract with the Carrier to procure the services. The Company will be invoiced by the Carrier for the related service. The customer will be invoiced by the Company for the service at the price agreed to within the respective Service Order with the customer.

The analysis that supports the Company’s presentation of gross revenue is as follows. As evaluated under ASC 605-45-45-4, the Company is responsible for fulfillment of the requested service, including the acceptability of the service ordered by the customer. The Company contracts with a Carrier for the service ordered, is responsible for the installation of the service, and ensures that the service is available for use by the customer. The Company is the primary contact for inquiries from the customer related to the service. ASC 605-45-45-5 through ASC 605-45-45-7 and ASC 605-45-45-12 are not applicable, as connectivity services do not involve inventory. As evaluated under ASC 605-45-45-8, the Company negotiates the price for the service with the customer, without the Carrier’s involvement, and the agreed upon price is included in the respective Service

August 10, 2017

Order with the customer based on the service ordered. As evaluated under ASC 605-45-45-9, the Company is responsible for fulfilling the service ordered by the customer, including the installation of the service. The customer would contact the Company for any issues related to the service, as the Company is primarily responsible for the acceptability of the service furnished by the Carrier. If any changes in the service are requested, the Company is responsible for contracting with the Carrier to fulfill the customer’s change request. As evaluated under ASC 605-45-45-10, the Company has multiple Carriers from which a service ordered by a customer can be procured. If a specific Carrier’s quoted price is significantly higher than a competing Carrier, the Company has the ability to choose the lower cost option on the customer’s behalf. As evaluated under ASC 605-45-45-11, when a customer orders a service from the Company, it is the Company’s obligation to ensure that the nature of the service and the respective specifications ordered from the Carrier (which the Company has the latitude to select) are appropriate and will fulfill the customer’s needs. As evaluated under ASC 605-45-45-13, the Company bears the credit risk of paying the Carrier for the service ordered by a customer. The Company is responsible for the invoicing and collection activities related to the service provided. If the customer were not to pay the Company for the service, the Company would still be obligated to pay the Carrier for the service that had been ordered. Based on the indicators outlined above, the Company believes it is properly presenting connectivity services revenue as gross pursuant to ASC 650-45-45.

49.	Please clarify your disclosures that indicate multiple element arrangements involving use of property and equipment are evaluated under lease accounting guidance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of Amendment No. 1.

Note 5. Equity Method Investments, page F-22

50.	We note that you discontinued the equity method of accounting for your investments in SUPERNAP International and Planet3, and will not provide for additional losses until the share of future net income, if any, equals the share of net losses not recognized during the period the equity method was suspended. Please clarify whether you have guaranteed obligations or are otherwise committed to provide further financial support to SUPERNAP International and Planet3. Please address in your response the receivables and financing due from both equity investments. We refer you to ASC 323-10-35-20.

Response:

In response to the Staff’s comment, the Company has added disclosures on page F-22 of Amendment No. 1. The Company advises the Staff that it does not have any guaranteed obligations and is not otherwise committed to provide further financial support to SUPERNAP International or Planet3. The Company advises the Staff that it has recorded

August 10, 2017

amounts consisting of reimbursable expenses due from SUPERNAP International of $330,000, $1.4 million and $1.4 million as of December 31, 2015 and 2016 and March 31, 2017, respectively, within accounts receivable on the consolidated balance sheets as disclosed in Note 5—Equity Method Investments on page F-22 in Amendment No. 1. These expenses are comprised of travel-related costs incurred by the Company’s employees that are reimbursable by SUPERNAP International and do not represent a financial commitment by the Company.

Additionally, the Company advises the Staff that it does not have any accounts receivable or other balances due from Planet3 for the periods presented other than the notes receivable fully impaired by the Company during the year ended December 31, 2016.

Note 9. Commitments and Contingencies

Impact Fee Expense, page F-29

51.	Please explain in greater detail why there is no future economic benefit to you from the impact fee.

Response:

In response to the Staff’s comment, the Company advises the Staff that the impact fee was incurred in connection with the termination of its contract with NV Energy, its former energy provider, which provided the Company with the ability to source its power needs from the open market. As the purchase of energy from the open market will be with a different counterparty, the Company determined there is no future economic benefit related to the impact fee incurred with NV Energy as the Company will no longer have a contractual relationship with NV Energy to purchase electricity.

Note 15. Subsequent Events, page F-37

52.	Please clarify your disclosures that indicate under your amended and restated credit agreement, Switch, Ltd. is currently restricted from paying cash dividends or certain other restricted payments, and you expect these restrictions to continue in the future, which may in turn limit your ability to pay dividends on our Class A Common Stock.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-38 of Amendment No. 1. The Company supplementally advises the Staff that, following the completion of the Transactions and offering, the Company expects to consolidate the financial results of Switch, Ltd. and to disclose in its consolidated financial statements the restrictions on the Company’s ability to make dividend payments to its stockholders under the amended and restated credit agreement.

August 10, 2017

General

53.	Please provide support for the following assertions in your prospectus:

•	You are “a pioneer” in the design, construction and operation of “the world’s most reliable, secure, resilient and sustainable data centers” (pages 1 and 100)

•	Your data centers provide “industry-leading power densities, cooling efficiency and physical security” (pages 1, 6, 78, 100, and 106); and

•	The delivery of 100% uptime across your facilities is a level of performance that “is unprecedented among colocation facilities” (pages 1 and 100).

Response:

With respect to the first bullet, the Company has revised the relevant disclosures on pages 1 and 107 in Amendment No. 1. The Company respectfully submits to the Staff that the revised disclosures are supported by the fact that two of the Company’s data centers have been certified by the Uptime Institute as Tier IV Design, Tier IV Facility and Tier IV Gold in Operational Excellence. These are the highest standards available pursuant to the Uptime Institute and the Company has been unable to identify any other carrier neutral colocation facility that has achieved the same certifications. Moreover, while the Company has not undertaken the process to have its other data centers certified by the Uptime Institute, the Company builds its current facilities to exceed these standards. The Company believes this supports the statements contained in the revised language on pages 1 and 107.

With respect to the second bullet, the Company has revised the disclosure on pages 1, 6, 83, 107 and 113 of Amendment No. 1 in response to the Staff’s comment. Supplementally, the Company advises the Staff that a 2016 market report by Technavio provides that in 2015 traditional data centers delivered an average of 5 to 6 kW per cabinet. In contrast, the Company’s data centers are able to deliver significantly greater amounts of power and, in at least one customer multi-cabinet deployment, the Company delivers more than 55 kW of usable power per cabinet. The Company believes this supports the statements contained in the language on pages 1, 6, 83, 107 and 113.

With respect to the third bullet, the Company has revised the disclosure in Amendment No. 1 to remove the statement in question.

54.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

August 10, 2017

Response:

The Company acknowledges the Staff’s comment and is supplementally providing such written communications to the Staff under cover of a separate letter.

55.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has included in Amendment No. 1 cover art it intends to use in the prospectus. The Company also advise the Staff that it will supplementally provide the Staff with copies of any additional materials or artwork the Company intends to use in the prospectus.

*        *        *         *        *

Additionally, in light of the oral comments delivered by the Staff on July 27, 2017, the Company advises the Staff as follows:

•	The Company has revised the disclosure on page iii of Amendment No. 1 and, in a subsequent amendment to the Registration Statement, will provide in the “Glossary” the names of Non-Founder Continuing Members that may be deemed to beneficially own more than 5% of the Company’s Class B common stock following the Transactions and the offering. Supplementally, the Company advises the Staff that none of the Former Members will be a director, officer or 5% or greater stockholder of any class of the Company’s securities following the Transactions and the offering.

•	The Company has moved the sections entitled “Basis of Presentation,” “Trademarks” and “Market and Industry Data” to pages 56-57 of Amendment No. 1.

•	The Company has revised the disclosure under the heading “Company Snapshot” on page 3 of Amendment No. 1 to clarify that the Company currently has three operational Prime Campuses and one additional Prime Campus under development.

•	The Company has revised the disclosure on page 118 of Amendment No. 1 to clarify that The Core Campus encompasses eight separate data centers.

•	Rob Roy received a grant of 253,721 incentive units in December 2016 and 115,936 fully-vested common units in January 2016, and an additional grant of 115,968 fully-vested common units in January 2017. Additionally, Thomas Morton received grants with an aggregate total of 146,562 incentive units in December 2016 and 34,960 fully-vested common units in January 2016, and an additional grant of 34,912 fully-vested common units in January 2017. The aforementioned equity grants are disclosed in “Narrative to Summary Compensation Table—Equity Compensation” in Amendment No. 1.

August 10, 2017

•	The Company has changed the Primary Standard Industrial Classification Code Number to 7370.

•	The Company has revised the disclosure on pages 17, 150 and 162-163 of Amendment No. 1 regarding the Registration Rights Agreement. Supplementally, the Company advises the Staff that the term “Original Members” is defined to include both Former Members and Continuing Members, and that each of those groups has slightly different rights under the Registration Rights Agreement.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy

Shayne Kennedy
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Rob Roy, Founder, Chief Executive Officer and Chairman, Switch, Inc.

Thomas Morton, Esq., President and General Counsel, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP